FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2007

Commission File No. 000-49760

MEGAWEST ENERGY CORP.

(Translation of registrant's name into English)

Suite 1000, 815 – 8th Avenue S.W., Calgary, Alberta, Canada T2P 3P2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [ X] Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -______________

News Release

MegaWest Energy Completes Key Acquisitions

Calgary, Alberta; April 12, 2007 – MegaWest Energy Corp., (the "Company" or "MegaWest"), a publicly held Canadian oil and gas company (OTC BB: MGWSF) (Cusip: #585168 107) is pleased to announce the closing of the Deerfield (Missouri) and Chetopa (Kansas) non-conventional oil and gas acquisitions by its wholly-owned subsidiary, MegaWest Energy USA Corp. ("MegaWest USA").

The Company’s President and CEO, George T. Stapleton, II stated, "MegaWest has now completed its first significant step towards becoming a non-conventional oil and gas resource exploration and development company by completing the acquisition of the Deerfield and Chetopa Prospects. MegaWest intends to acquire large blocks of oil and gas rights known to contain substantial deposits of heavy oil. Through delineation drilling and the completion of pilot production tests, we plan to establish proven and producing reserves on these development projects using thermal recovery technologies developed in Canada".

Pursuant to a letter of intent with Deerfield Energy LLC ("Deerfield"), MegaWest USA entered into an asset purchase agreement with Deerfield Energy Kansas Corp. ("Deerfield Kansas"), a wholly owned subsidiary of Deerfield, in respect of the purchase of all of the assets of Deerfield Kansas in respect of the Chetopa Prospect. The purchased assets include certain items of equipment and fixed assets and interests in two oil and gas leases in respect of 392 acres. The purchase price for the assets was 250,000 restricted common shares in the Company's capital and the Company’s release of Deerfield from its obligations to the Company in respect of a promissory note in the amount of US$500,000.

The Company believes that production from the Chetopa Prospect can commence within three months. The drilling of additional steam injection patterns can be funded from the Company's existing cash reserves or cash generated from successful production of the initial production. MegaWest USA purchased all of the surface equipment at the Chetopa Prospect at a significant discount for future use. The Chetopa Prospect provides a potential means for achieving early initial production at minimal expense while finalizing the demonstration project at the Deerfield Prospect.

MegaWest USA has also completed the acquisition of all of the issued and outstanding membership units of Deerfield, whose remaining assets included the Deerfield Prospect in Vernon County, Missouri, covering 7,620 acres with the opportunity for the Company to acquire up to an additional 10,000 acres. MegaWest USA has acquired a 100% working interest in the development agreements in respect of the Deerfield Prospect subject to a 20% royalty and all of the issued and outstanding shares of Deerfield Kansas for consideration of US$800,000 and 4,750,000 restricted common shares of the Company. At closing, MegaWest paid US$500,000 of the purchase price to the sellers. Owing to potential issues related to certain development agreements, the balance of the cash purchase price and all shares have been placed into an escrow account. Pursuant to the escrow agreement the shares and cash will be released on a pro-rata basis based on either the modification of certain development agreements into oil and gas leases or until 4,000 acres of replacement acreage have been leased.

ON BEHALF OF THE BOARD OF DIRECTORS

George T. Stapleton, II, President & Director

For further information please visit the Company’s Website at www.megawestenergy.com or, contact:

Investor Relations:

David Sealock	Mike Parker
(403) 984-6342	1 (888) 506-7979
Email: info@megawestenergy.com	MParker@sweetwatercapital.net

Forward-Looking Statement Disclaimer

This press release contains "forward-looking statements" as defined by the Private Litigation Reform Act of 1995. Statements in this press release, which are not purely historical, are forward-looking statements and include any statements regarding beliefs, plans, expectations or intentions regarding the future. Such forward-looking statements include, among others, the expectation and/or claim, as applicable, that: (i) the Company will be able to acquire large blocks of oil and gas rights known to contain substantial deposits of heavy oil; (ii) the Company will be able to establish proven and producing reserves on the development projects using thermal recovery technologies developed in Canada; (iii) the Company will be able to commence production from the Chetopa Prospect within three months; (iv) the drilling of additional steam injection patterns at the Chetopa Prospect can be funded from the Company's existing cash reserves or cash generated from successful production of the initial production from the Chetopa (Kansas) Prospect; and (v) the Chetopa Prospect provides a potential means for achieving early initial production at minimal expense while finalizing the demonstration project at the Deerfield Prospect. It is important to note that actual outcomes and the Company's actual results could differ materially from those in such forward-looking statements. Actual results could differ from those projected in any forward-looking statements due to numerous factors. Such factors include, among others: (a) the lack of additional financing to fund the Company’s exploration activities and continued operations; (b) fluctuations in foreign exchange and interest rates; (c) the number of competitors in the oil and gas industry with greater technical, financial and operations resources and staff; (d) the lack of commercial discoveries on the Company’s Chetopa Prospect and Deerfield Prospect; (e) fluctuations in world prices and markets for oil and gas due to domestic, international, political, social, economic and environmental factors beyond our control; (f) changes in government regulations affecting oil and gas operations and the high compliance cost with respect to governmental regulations; (g) potential liabilities for pollution or hazards against which the Company cannot adequately insure or which the Company may elect not to insure; (h) the Company's ability to hire and retain qualified employees and consultants; and (i) other factors beyond the Company’s control.

The risks and uncertainties that could affect future events or the Company’s future financial performance are more fully described in the Company’s quarterly reports (on Form 6-K filed in the US and on Form 51-102F1 filed in Canada), the Company’s annual reports (on Form 20-F filed in the US and Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada.

BRITISH COLUMBIA

ALBERTA

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

MegaWest Energy Corp. (the "Company")

Suite 1000, 815 – 8th Avenue S.W.

Calgary, Alberta, Canada T2P 3P2

Item 2.	Date of Material Change(s)

March 26, 2007 and April 5, 2007, respectively.

Item 3.	News Release

The Company’s news release dated April 12, 2007 was disseminated by Market Wire on April 12, 2007.

Item 4.	Summary of Material Change

The Company announced that its wholly-owned subsidiary, MegaWest Energy USA Corp. ("MegaWest USA") has closed the Deerfield (Missouri) and Chetopa (Kansas) non-conventional oil and gas acquisitions.

Item 5.	Full Description of Material Change
5.1	Full Description of Material Change

Pursuant to an asset purchase agreement dated effective as March 26, 2007, on March 26, 2007, MegaWest USA purchased all of the assets of Deerfield Energy Kansas Corp. ("Deerfield Kansas"), a wholly owned subsidiary of Deerfield Energy LLC ("Deerfield"), in respect of the Chetopa Prospect near Chetopa, Missouri (the "Chetopa Prospect"). The purchased assets include certain items of equipment and fixed assets and interests in two oil and gas leases in respect of 392 acres of real property. The purchase price for the assets was 250,000 restricted common shares in the capital of the Company and the Company’s release of Deerfield from its obligations to the Company in respect of a promissory note in the amount of US$500,000.

Pursuant to a purchase agreement made as of March 26, 2007 (the "Membership Interest Purchase Agreement"), on April 5, 2007, MegaWest USA purchased from certain members of Deerfield (the "Sellers") all of the issued and outstanding membership units in Deerfield in consideration of US$800,000 in cash and 4,750,000 restricted common shares of the Company (the "Share Consideration"). The remaining assets of Deerfield (after the sale of the Chetopa Prospect) include the Deerfield Prospect in Vernon County, Missouri (the "Deerfield Prospect") covering 7,620 acres with the opportunity for the Company to acquire up to an additional 10,000 acres. Pursuant to the Membership Interest Purchase Agreement, MegaWest USA also acquired a 100% working interest in the development agreements in respect of the Deerfield Prospect, subject to a 20% royalty, and all of the issued and outstanding shares of Deerfield Kansas. At the closing of the transaction, MegaWest paid US$500,000 of the purchase price to the Sellers. Owing to potential issues related to certain development agreements (the "Claims"), the balance of the cash purchase price in the amount of US$300,000 and 4,750,000 common shares in the capital of the Company (representing the Share Consideration) have been placed in an escrow account set-up for the indemnification of MegaWest in respect of the Claims. Pursuant to an escrow agreement to which MegaWest USA and a representative of the Sellers are parties to, the said cash and shares will be released on a pro-rata basis to the Sellers upon either the modification of certain development agreements into oil and gas leases or until 4,000 acres of replacement acreage have been leased. The escrow agreements provides for an escrow period of six months subject to certain adjustments.

5.2	Disclosure for Restructuring Transactions

Not Applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

For further information, please contact Brad Kitchen, Director of the Company, at 604.737.1015.

Item 9.	Date of Report

This report is dated April 12, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEGAWEST ENERGY CORP.

/s/ George Orr

George Orr

Director and CFO

Date: April 12, 2007